Exhibit 99.1

Tuniu Announces Unaudited Second Quarter 2026 Financial Results

NANJING, China, August 25, 2026 - Tuniu Corporation (NASDAQ: TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the second quarter ended June 30, 2026.

"In the second quarter, we continued to advance our diversified product and sales channel strategy," said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. “We further expanded our product offerings and strengthened our channel presence to better meet customers’ diverse and evolving needs and support the continued healthy growth of our business. At the same time, we adopted more targeted marketing initiatives to increase product conversion and redemption rates. We also continued to improve operational efficiency through the use of AI tools and achieved non-GAAP profitability for the sixth consecutive quarter. Going forward, we will remain focused on creating greater value for our customers and shareholders.”

Second Quarter 2026 Results

Net revenues were RMB138.9 million (US$20.5 million1) in the second quarter of 2026, representing a year-over-year increase of 3.0% from the corresponding period in 2025.

•	Revenues from packaged tours were RMB121.1 million (US$17.8 million) in the second quarter of 2026, representing a year-over-year increase of 6.8% from the corresponding period in 2025. The increase was primarily due to the growth of organized tours.

•	Other revenues were RMB17.8 million (US$2.6 million) in the second quarter of 2026, representing a year-over-year decrease of 16.9% from the corresponding period in 2025. The decrease was primarily due to the decrease in the fees for advertising services provided to tourism boards and bureaus.

Cost of revenues was RMB62.5 million (US$9.2 million) in the second quarter of 2026, representing a year-over-year increase of 27.9% from the corresponding period in 2025. As a percentage of net revenues, cost of revenues was 45.0% in the second quarter of 2026, compared to 36.2% in the corresponding period in 2025.

Gross profit was RMB76.4 million (US$11.3 million) in the second quarter of 2026, representing a year-over-year decrease of 11.1% from the corresponding period in 2025.

Operating expenses were RMB82.5 million (US$12.2 million) in the second quarter of 2026, representing a year-over-year increase of 4.6% from the corresponding period in 2025.

•	Research and product development expenses were RMB13.8 million (US$2.0 million) in the second quarter of 2026, representing a year-over-year decrease of 15.8%. The decrease was primarily due to the decrease in research and product development personnel related expenses. Research and product development expenses as a percentage of net revenues were 9.9% in the second quarter of 2026.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 6.7851 on June 30, 2026 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

•	Sales and marketing expenses were RMB54.7 million (US$8.1 million) in the second quarter of 2026, representing a year-over-year increase of 21.5%. The increase was primarily due to the increase in promotion expenses. Sales and marketing expenses as a percentage of net revenues were 39.4% in the second quarter of 2026.

•	General and administrative expenses were RMB14.1 million (US$2.1 million) in the second quarter of 2026, representing a year-over-year decrease of 20.3%. The decrease was primarily due to the decrease in general and administrative personnel related expenses. General and administrative expenses as a percentage of net revenues were 10.2% in the second quarter of 2026.

Loss from operations was RMB6.1 million (US$0.9 million) in the second quarter of 2026, compared to an income from operations of RMB7.1 million in the second quarter of 2025. Non-GAAP2 loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB4.6 million (US$0.7 million) in the second quarter of 2026.

Net income was RMB0.3 million (US$50.8 thousand) in the second quarter of 2026, compared to a net income of RMB14.1 million in the second quarter of 2025. Non-GAAP net income, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB1.9 million (US$0.3 million) in the second quarter of 2026.

Net income attributable to ordinary shareholders of Tuniu Corporation was RMB0.7 million (US$0.1 million) in the second quarter of 2026, compared to a net income attributable to ordinary shareholders of Tuniu Corporation of RMB14.5 million in the second quarter of 2025. Non-GAAP net income attributable to ordinary shareholders of Tuniu Corporation, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB2.2 million (US$0.3 million) in the second quarter of 2026.

As of June 30, 2026, the Company had cash and cash equivalents, restricted cash, short-term investments and long-term deposits of RMB1.0 billion (US$151.5 million).

Business Outlook

For the third quarter of 2026, Tuniu expects to generate RMB202.1 million to RMB212.2 million of net revenues, which represents a 0% to 5% increase year-over-year compared with net revenues in the corresponding period in 2025. This forecast reflects Tuniu's current and preliminary view on the industry and its operations, which is subject to change.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Share Repurchase Update

In August 2025, the Company's Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$10 million worth of its ordinary shares or American depositary shares (“ADSs”) representing ordinary shares.

Effective April 22, 2026, the Company changed its ADS ratio from the previous ratio of one (1) ADS representing three (3) Class A ordinary shares to the current ratio of one (1) ADS representing thirty (30) Class A ordinary shares.

As of July 31, 2026, the Company had repurchased an aggregate of approximately 0.7 million ADSs (on a post-ratio change basis) for approximately US$5.2 million from the open market under the share repurchase program.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on August 25, 2026, (8:00 pm, Beijing/Hong Kong Time, on August 25, 2026) to discuss the second quarter 2026 financial results.

To participate in the conference call, please dial the following numbers:

United States	1-888-346-8982
Hong Kong	800-905945
Chinese mainland	4001-201203
International	1-412-902-4272

Conference ID: Tuniu 2Q 2026 Earnings Conference Call

A telephone replay will be available one hour after the end of the conference call through September 1, 2026. The dial-in details are as follows:

United States	1-855-669-9658
International	1-412-317-0088

Replay Access Code: 3938540

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (NASDAQ: TOUR) is a leading online leisure travel company in China that offers integrated travel service with a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; Tuniu’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; government policies and regulations relating to Tuniu’s structure, business and industry; the impact of health epidemics on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to income/(loss) from operations, net income/(loss), net income/(loss) attributable to ordinary shareholders of Tuniu Corporation, which excludes share-based compensation expenses and amortization of acquired intangible assets. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating performance. Tuniu encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2025	Jun 30, 2026	Jun 30, 2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	207,228	261,462	38,535
Restricted cash	10,222	5,302	781
Short-term investments	853,704	716,027	105,529
Accounts receivable, net	66,834	67,131	9,894
Amounts due from related parties	1,293	143	21
Prepayments and other current assets	157,558	137,902	20,324
Total current assets	1,296,839	1,187,967	175,084

Non-current assets
Long-term investments	227,012	206,340	30,411
Property and equipment, net	18,860	18,001	2,653
Intangible assets, net	19,645	18,192	2,681
Operating lease right-of-use assets, net	6,873	6,150	906
Other non-current assets	30,754	32,113	4,733
Total non-current assets	303,144	280,796	41,384
Total assets	1,599,983	1,468,763	216,468

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	35	-	-
Accounts and notes payable	219,440	278,251	41,009
Amounts due to related parties	980	7,875	1,161
Salary and welfare payable	19,594	19,231	2,834
Taxes payable	4,077	1,245	183
Advances from customers	184,461	134,587	19,836
Operating lease liabilities, current	3,340	3,710	547
Accrued expenses and other current liabilities	204,388	167,296	24,656
Total current liabilities	636,315	612,195	90,226

Non-current liabilities
Operating lease liabilities, non-current	1,023	910	134
Deferred tax liabilities	4,534	4,247	626
Total non-current liabilities	5,557	5,157	760
Total liabilities	641,872	617,352	90,986

Equity
Ordinary shares	219	216	32
Less: Treasury stock	(82,474)	(77,370)	(11,403)
Additional paid-in capital	9,122,119	9,035,430	1,331,658
Accumulated other comprehensive income	307,446	298,572	44,004
Accumulated deficit	(8,317,009)	(8,332,443)	(1,228,051)
Total Tuniu Corporation shareholders’ equity	1,030,301	924,405	136,240
Noncontrolling interests	(72,190)	(72,994)	(10,758)
Total equity	958,111	851,411	125,482
Total liabilities and equity	1,599,983	1,468,763	216,468

The Company announced on June 5, 2026 its unaudited financial results for the first quarter of 2026 (the “Q1 2026 Earning Release”). The Company has since identified an omission during the period end financial closing process for the first quarter of 2026 to account for the cash dividend declared by its board of directors in March 2026 (the “Dividend”). Accordingly, the Company is correcting its Q1 2026 Earning Release to reflect the Dividend as a liability as of March 31, 2026, which increases accrued expenses and other current liabilities by RMB88.9 million and decreases additional paid-in capital by RMB88.9 million, as of March 31, 2026. The correction does not affect the Company’s total assets or its total liabilities and shareholders’ equity in the aggregate as of March 31, 2026. Because the correction relates to the recognition of a dividend obligation, which is recorded as a reduction of shareholders’ equity rather than as an expense, it does not affect the Company’s unaudited consolidated statements of comprehensive (loss)/income for the period, including net (loss)/income per ordinary share - basic and diluted or net (loss)/income per ADS - basic and diluted.

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	Jun 30, 2025	Mar 31, 2026	Jun 30, 2026	Jun 30, 2026
	RMB	RMB	RMB	US$
Revenues
Packaged tours	113,404	109,675	121,099	17,848
Others	21,450	22,914	17,821	2,626
Net revenues	134,854	132,589	138,920	20,474
Cost of revenues	(48,865)	(59,033)	(62,479)	(9,208)
Gross profit	85,989	73,556	76,441	11,266

Operating expenses
Research and product development	(16,403)	(13,556)	(13,817)	(2,036)
Sales and marketing	(45,019)	(50,488)	(54,702)	(8,062)
General and administrative	(17,760)	(13,483)	(14,148)	(2,085)
Other operating income	312	223	142	21
Total operating expenses	(78,870)	(77,304)	(82,525)	(12,162)
Income/(loss) from operations	7,119	(3,748)	(6,084)	(896)
Other (expenses)/income
Interest and investment income, net	7,279	5,692	4,654	686
Interest expense	(583)	(211)	(33)	(5)
Foreign exchange (losses)/ income, net	(804)	328	2,177	321
Other loss, net	(55)	(2,847)	(662)	(98)
Income/(loss) before income tax expense	12,956	(786)	52	8
Income tax expense	(274)	(100)	(250)	(37)
Equity in income of affiliates	1,423	1,112	543	80
Net income	14,105	226	345	51
Net loss attributable to noncontrolling interests	(421)	(440)	(364)	(54)
Net income attributable to ordinary shareholders of Tuniu Corporation	14,526	666	709	105

Net income	14,105	226	345	51
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(1,625)	(4,064)	(4,810)	(709)
Comprehensive income/(loss)	12,480	(3,838)	(4,465)	(658)

Net income per ordinary share attributable to ordinary shareholders - basic and diluted	0.04	0.00	0.00	0.00
Net income per ADS - basic*	1.27	0.00	0.07	0.01
Net income per ADS - diluted*	1.26	0.00	0.07	0.01

Weighted average number of ordinary shares used in computing basic income per share	343,694,559	326,212,384	322,258,097	322,258,097
Weighted average number of ordinary shares used in computing diluted income per share	345,928,965	328,033,049	323,974,327	323,974,327
Weighted average number of ADSs used in computing basic income per share	11,456,485	10,873,746	10,741,937	10,741,937
Weighted average number of ADSs used in computing diluted income per share	11,530,966	10,934,435	10,799,144	10,799,144

Share-based compensation expenses included are as follows：
Cost of revenues	65	63	62	9
Research and product development	65	63	62	9
Sales and marketing	32	30	30	4
General and administrative	1,244	1,191	772	114
Total	1,406	1,347	926	136

*The Company changed the ratio of its ADSs to its Class A ordinary shares from the previous ratio of one (1) ADS representing three (3) Class A ordinary shares to current ratio of one (1) ADS representing thirty (30) Class A ordinary shares, effective April 22, 2026. Net (loss)/income per ADS - basic and diluted has been retroactively adjusted for all periods presented to reflect the current ADS ratio.

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended Jun 30, 2026
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result
Loss from operations	(6,084)	926	591	(4,567)

Net income	345	926	591	1,862

Net income attributable to ordinary shareholders	709	926	591	2,226

	Quarter Ended Mar 31, 2026
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result
Loss from operations	(3,748)	1,347	591	(1,810)

Net income	226	1,347	591	2,164

Net income attributable to ordinary shareholders	666	1,347	591	2,604

	Quarter Ended Jun 30, 2025
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result
Income from operations	7,119	1,406	591	9,116

Net income	14,105	1,406	591	16,102

Net income attributable to ordinary shareholders	14,526	1,406	591	16,523